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                              June 24, 2020

       Jarrod Yahes
       Chief Financial Officer
       Shutterstock, Inc.
       350 Fifth Avenue, 21st Floor
       New York , NY 10118

                                                        Re: Shutterstock, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 13,
2020
                                                            File No. 001-35669

       Dear Mr. Yahes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Note 1. Summary of Operations and Significant Accounting Policies Revenue Recognition , page F-12

   1. We note that it is your policy to estimate expected unused licenses for subscription-based products and recognize
the revenue associated with unused licenses throughout the
                                                        subscription period.
With a view towards clarifying disclosure, please explain to us the pattern of revenue
recognition for the breakage amount and tell us how this results in revenue being
recognized in proportion to the pattern of exercised rights. Also tell us how you determine the value
of the unused licenses and whether or not this value
                                                        determination impacts
the amount of royalties paid to content contributors.

       Equity-Based Compensation, page F-14

   2. Please explain to us why you believe it is appropriate to continue to use the simplified
 Jarrod Yahes
Shutterstock, Inc.
June 24, 2020
Page 2
         method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14:D.2.
Note 6. Goodwill and Intangible Assets, page F-20

3. We note your goodwill balance was previously allocated to four reporting units: Bigstock,
         Editorial, Images and Music. Please explain in greater detail the specific changes in the
         Company's reporting structure and "the way management monitors the business, as well as key milestones achieved in the continued integration of the Company's operations and technology platform," which resulted in management's determination it had one reporting unit rather than four. In particular, your response should focus on the significant operating processes prior to and after your restructuring. Please also address paragraphs
         33 to 46 of ASC 350-20-35 in explaining how you concluded that you only have one reporting unit for goodwill impairment purposes.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameJarrod Yahes                                Sincerely,
Comapany NameShutterstock, Inc.
                                                              Division of
Corporation Finance
June 24, 2020 Page 2                                          Office of
Technology
FirstName LastName